November 16, 2018

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:	JNL Series Trust; File Nos. 33-87244 and 811-8894
JNL Investors Series Trust; File Nos. 333-43300 and 811-10041
JNL Variable Fund LLC; File Nos. 333-68105 and 811-09121
Jackson Variable Series Trust; File Nos: 333-177369 and 811-22613
(Collectively referred to as the "Assureds")

Dear Sir/Madam:

On behalf of the Assureds, enclosed for electronic filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find Exhibits 99-1 through 99-4, which meet the requirements of romanettes (a) - (e) of Rule 17g-1, as outlined herein below:

(a)
A copy of the Declarations Financial Institution Investment Company Asset Protection Bond ("Fidelity Bond") insuring the above referenced Assureds, in the amount of $11 million, effective November 1, 2018, issued by ICI Mutual Insurance Company (EXHIBIT 99-1);

(b)
A copy of the Secretary Certificate reflecting the approval of the resolutions of a majority of Trustees/Managers of the consolidated Board of the Assureds who are not "interested persons" of the Trusts/Fund, approving the amount, type, form and coverage of the Bond (EXHIBIT 99-2);

(c)
A statement showing the amount of a single insured bond, which each Assured would have been required to provide and maintain had each Assured not been named as a joint insured under the Bond (EXHIBIT 99-3);

(d)	Premiums for the Bond have been appropriately paid from November 1, 2018 through the period ending November 1, 2019; and
(e)	A copy of the executed joint Fidelity Bond Agreement between the joint Assureds in accordance with Rule 17g-1(f) (EXHIBIT 99-4).

If there are any questions regarding this filing, please contact the undersigned, at (517) 367-4336.

Sincerely yours,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Chief Legal Officer & Secretary

Enclosures